Exhibit 22.1
List of Issuers of Guaranteed Securities
As of June 30, 2022, the following subsidiary was the issuer of the Senior Notes due 2031 guaranteed by Phillips Edison and Company, Inc.

Name of Subsidiary	Jurisdiction of Organization
Phillips Edison Grocery Center Operating Partnership I, L.P.	Delaware